AB
3/28

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown, & Groover Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon (City) Georgia (State) 31210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Holli Edwards 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.
(Name – *if individual, state last, first, middle name*)

577 Mulberry Street (Address) Macon (City) Georgia (State) 31208 [redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012137

KW
3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2-9-14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2011, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 24, 2012

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2011

ASSETS		
Cash	$	8,704
Cash in segregated accounts		69,308
Cash - clearing service escrow deposit		28,088
Marketable securities at market value		307,678
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $312,996		63,522
Other Assets:		
Prepaid expenses		25,329
Deferred tax asset		13,306
Commissions receivable		147,923
Note receivable from Stockholder		196,623
Employee advances		2,000
Fees receivable		35,714
Total assets	$	898,195
LIABILITIES		
Payable to customers	$	-
Payable to clearing broker		1,637
Income Tax Payable		3,833
Accounts payable, accrued expenses and other liabilities		78,591
Total liabilities		84,061
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		790,803
		816,803
Cost of 1 share of common stock held by the Company		(2,669)
Total stockholder's equity		814,134
Total liabilities and stockholder's equity	$	898,195

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2011

REVENUES		
Securities commissions	$	66,408
Net unrealized gains (losses) on investment accounts		(28,091)
Net realized gains (losses) and income on investment accounts		1,184
Margin interest		3,517
Revenue from sale of investment company shares		1,984,287
Investment advisory fees		124,009
Other revenue related to securities business		6,223
Interest		6,304
Total revenues		2,163,841
EXPENSES		
Compensation and benefits		1,634,934
Communications		51,551
Occupancy and equipment costs		150,380
Losses in error account and bad debts		2,910
Data processing costs		11,128
Regulatory fees and expenses		67,702
Exchange, clearance fees and expenses		81,558
Other		121,758
Total expenses		2,121,921
INCOME (LOSS) BEFORE INCOME TAX PROVISION		41,920
PROVISION FOR INCOME TAXES		
Current income tax (benefit)		20,880
Deferred income tax (benefit)		(3,333)
		17,547
NET INCOME	$	24,373

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2011

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2011	260	$ 26,000	$ 781,430	$ (2,669)	$ 804,761
Net income (loss)			24,373		24,373
Dividends $57.69 per share			(15,000)		(15,000)
Balances at December 31, 2011	260	$ 26,000	$ 790,803	$ (2,669)	$ 814,134

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	24,373
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization		24,949
Gain on sale of vehicle		(2,551)
Net unrealized depreciation (appreciation) of securities		28,091
Net realized loss (gain) on sale of investments		(46)
(Increase) decrease in:		
Prepaid expenses and income taxes		10,714
Commissions receivable		24,763
Fees receivable		(15,297)
Deferred tax benefit		(3,333)
Increase (decrease) in:		
Payable to customers		(50)
Payable to clearing broker		(3,393)
Accounts payable and other liabilities		(61,461)
Income tax payable		3,833
Other, net		(49,916)
Net cash used by operating activities		(19,324)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment and vehicle		(33,665)
Purchases of investments		(315,119)
Proceeds from sale of investments		210,188
Loan with shareholder, net		(11,533)
Net cash used by investing activities		(150,129)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2011

CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(15,000)
Net cash used by financing	(15,000)
NET DECREASE IN CASH	$ (184,453)
CASH AND CASH EQUIVALENTS, beginning	193,157
CASH AND CASH EQUIVALENTS, ending	$ 8,704
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$ 5,617

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures.*

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a useful life of more than one year. Furniture, equipment, software and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense for the year totaled $24,949.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to clearing broker represents clearing and administrative fees due to the clearing broker in excess of commission receivable from the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Money market funds held in the investment account are treated as an investment. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $27,220 for the year ended December 31, 2011.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events are evaluated through the audit report date, which is the date the financial statements were available to be issued.

3. SEGREGATED CASH

Cash of $63,918 is segregated in a special reserve bank account for the benefit of customers under Rule 15c-3 of the Securities and Exchange Commission. Customer funds of $5,390 are also segregated in accordance with Security and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's Level 1 type assets measured on a recurring basis as of December 31, 2011:

Money market funds	$	20,650
Corporate stocks		287,028
	$	307,678

Total marketable securities at cost were $335,769. Net unrealized loss from market value depreciation was $28,091 during the year ended December 31, 2011.

There was no Level 2 or 3 inputs as of December 31, 2011. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	217,271
Leasehold improvements		11,819
Automobiles		115,627
Software		31,801
	$	376,518

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as defined by Rule 15c3-1 of $433,379, which is $183,379 above its required net capital of $250,000. The Company's net capital ratio was .19 to 1.

7. SHORT-TERM LOANS

The Company has a $250,000 line of credit with State Bank & Trust Company, with interest accrued on the outstanding balance at the prime rate. At December 31, 2011, there was no debt outstanding. The line of credit is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $16,736.

9. RELATED PARTY TRANSACTIONS

Operating Lease

The Company has an operating lease for office space with the stockholder. Rent is $10,000 per month for a term of 5 years beginning January 1, 2011 and ending in December 31, 2015. The lease rate can be adjusted annually but not by more than 10 percent per annum. Future minimum annual lease payments for the term of the office lease are $480,000. Total rent paid under the above operating lease was $120,000 for the year ended December 31, 2011.

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The 2011 taxable income differs from net income on the statement of income because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment and deductible carryover losses on marketable securities.

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(1,574)
Deferred tax assets		14,880
Net deferred tax asset	$	13,306

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment. The deferred tax asset results from deductible capital loss carry forwards and unrealized gains and losses in market value of securities held for investment.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits. The Company's federal and state tax returns are subject to examination by the IRS for three years after they are filed.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in three banks. Accounts at each institution are insured entirely by the Federal Deposit Insurance Corporation (FDIC). Cash held in brokerage accounts totaled $1,314 and was not insured.

The Company derived 7% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 84% of its total revenue from the sale of annuities during the year ended December 31, 2011. The Company received 87% of its commissions from annuity sales from three issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

Members
Partnering for CPA Practice Success
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2011, and our report thereon dated February 24, 2012, which expressed an unqualified opinion on those financial statements, appears on page one. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The schedule of expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 24, 2012

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2011

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 624,016
Stockholder's compensation	544,248
Clerical salaries	373,117
Insurance - employee benefits	25,057
Payroll taxes	50,611
Profit sharing plan expense	17,885
	1,634,934
COMMUNICATIONS	
Office supplies	9,961
Telephone	9,432
Postage	4,938
Advertising	27,220
	51,551
OCCUPANCY AND EQUIPMENT COST	
Rent	120,000
Building insurance	2,253
Utilities	24,000
Equipment rental	4,127
	150,380
LOSSES IN ERROR ACCOUNT AND BAD DEBTS	
Errors and omissions	2,910
DATA PROCESSING COSTS	
Computer software service and maintenance fees	11,128

See independent auditor's report on the supplementary schedule of expenses.

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2011

REGULATORY FEES AND EXPENSES	
Professional fees	27,471
Insurance and bond - required	7,237
Taxes, licenses, and fees	32,994
	67,702
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	5,321
Clearing broker administrative fees	41,662
Clearance fees	34,575
	81,558
OTHER	
Automobile expense	14,761
Contributions	2,073
Dues and subscriptions	2,363
Depreciation and amortization	24,949
Interest and penalties	7,077
Repairs and maintenance	15,031
Miscellaneous	10,983
Meals and entertainment	4,883
Conference and travel	13,188
Consulting	23,088
Dues, fees and assessments	3,362
	121,758
	$ 2,121,921

See independent auditor's report on the supplementary schedule of expenses.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2011, and have issued our report thereon dated February 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 24, 2012

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	814,134
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		814,134
Add:		
Other (deductions) or allowable credits		-
Total capital		814,134
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		63,522
Employee loans, uncollateralized		198,623
Prepaid expenses		25,329
Prepaid income taxes		-
Deferred tax asset		13,306
Commissions and fees receivable		35,774
Total deductions and/or charges		336,554
Net capital before haircuts on securities positions		477,580
Haircuts on securities		
Trading and investment securities		
Stocks and warrants		43,054
Other securities		413
Undue concentration		734
		44,201
Net capital	$	433,379

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	5,604
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	183,379
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	133,379
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		84,061
Total aggregate indebtedness	$	84,061
Percentage of aggregate indebtedness to net capital		19%

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	-
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	-
105% of total credits over total debits	$	-
Amount held on deposit in Reserve Bank Account	$	63,918
Required deposit	$	-

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2011

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	431,934
Net effect of other audit adjustments on net income and equity		8,533
Audit adjustments effect on undue concentration decrease (increase)		21
Audit adjustments that decreased (increased) nonallowable assets		(7,109)
		1,445
Net capital per audited Schedule I	$	433,379

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

Members
Partnering for CPA Practice Success
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 24, 2012

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Smith, Brown and Groover, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Smith, Brown & Groover, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Smith, Brown & Groover, Inc.'s management is responsible for the Smith, Brown & Groover, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries check number 70361 and the amount due with SIPC-7, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported to Form SIPC-7 with supporting schedules and working papers (audited trial balance), noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. (None applied.)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

February 22, 2012